Exhibit 1

NXP Semiconductors Reports Fourth Quarter and

Full Year 2017 Results

	Q4 2017	2017
Revenue	$2.456 billion	$9.256 billion
GAAP Gross margin	50.6%	49.9%
GAAP Operating margin	8.6%	22.7%
Non-GAAP Gross margin	54.2%	53.2%
Non-GAAP Operating margin	31.1%	29.4%

EINDHOVEN, The Netherlands, February 8, 2018 – NXP Semiconductors N.V. (NASDAQ: NXPI) today reported financial results for the fourth quarter and full year ended December 31, 2017.

NXP delivered fourth quarter revenue of $2.46 billion, an increase of approximately 1 percent year on year, and an increase of 3 percent as compared to the prior quarter, with the annual period comparison impacted by the divestment of the Standard Products business during the first quarter of 2017. HPMS segment revenue was $2.35 billion, an increase of 14 percent year on year, and an increase of 3 percent on a sequential basis.

Full year revenue was $9.26 billion, a decline of approximately 3 percent year on year, with the annual period comparison impacted by the previously noted divestment of the Standard Products business. Full year HPMS segment revenue was $8.75 billion, an increase of 8 percent year on year.

Within the Automotive group, fourth quarter revenue was $970 million, up 12 percent year on year, with auto MCU, advanced analog and infotainment all contributing to the year on year growth. For the full year 2017, Automotive group revenue was $3.76 billion, up 11 percent year on year. Within the Secure Connected Devices group, fourth quarter revenue was $745 million, up 31 percent year on year driven by demand for general purpose, multi-market MCU and high performance application processor products, in addition to seasonal strength for mobile transaction products. For the full year 2017, Secure Connected Device group revenue was $2.59 billion, up 21 percent year on year. In the Secure Interface and Infrastructure group, fourth quarter revenue was $497 million, up 3 percent year on year, driven by growth in Interface product revenue, offset by year-on-year revenue declines within the Digital Networking and RF-based product groups. For the full year 2017, Secure Interface and Infrastructure group revenue was $1.87 billion, up 3 percent year on year. Lastly, in Secure Identification Solutions group, fourth quarter revenue was $136 million, down 7 percent year on year due to ongoing weakness in the global bank-card and government identification markets, offset by positive trends in the mobility and retail markets. For the full year 2017, Secure Identification Solutions group revenue was $523 million, down 29 percent year on year.

“We continue to believe that our transaction with Qualcomm is critical to supporting our customers’ long term requirements in both autonomous driving and secure IoT given our complimentary product portfolios, Qualcomm’s strength in connectivity and high end processing and the difficulty of organically building leadership solutions. We are working diligently to close our transaction in early 2018. As of January 18th, the only outstanding governmental regulatory approval required is from the Ministry of Commerce (“MOFCOM”) of the Government of China. Once obtained, the companies can execute the final tender offer process. Finally, I would like to personally thank all our employees for their focus and significant effort they have invested to assure NXP’s success and to thank all our customers for their commitment to NXP,” said Richard Clemmer, NXP Chief Executive Officer.

“In the fourth quarter, our GAAP operating margin was 8.6 percent, a 150-basis point improvement from the fourth quarter of 2016 due to the profit fall-through associated with the year on year growth of our HPMS segment, combined with the divestment of our Standard Products business which occurred in early 2017. Our fourth quarter non-GAAP operating margin was 31.1 percent, representing a 180-basis point improvement compared to the fourth quarter of 2016 and a 30-basis point improvement sequentially. And finally, due to flat gross debt and improved cash generation in the quarter, our overall financial leverage was reduced to 0.96x,” said Peter Kelly, NXP Chief Financial Officer.

Summary of Reported Fourth Quarter and Full-Year 2017 Results ($ millions, unaudited)

	Q4 2017	Q3 2017	Q4 2016	Q - Q	Y - Y	2017	2016	Y - Y
Product Revenue	$2,348	$2,288	$2,385	2.6%	-1.6%	$8,863	$9,306	-4.8%
Corporate & Other	$108	$99	$55	9.1%	96.4%	$393	$192	104.7%

Total Revenue	$2,456	$2,387	$2,440	2.9%	0.7%	$9,256	$9,498	-2.5%
GAAP Gross Profit	$1,242	$1,215	$1,189	2.2%	4.5%	$4,619	$4,069	13.5%
Gross Profit Adjustments (1)	$(89)	$(68)	$(59)			$(306)	$(721)
Non-GAAP Gross Profit	$1,331	$1,283	$1,248	3.7%	6.7%	$4,925	$4,790	2.8%
GAAP Gross Margin	50.6%	50.9%	48.7%			49.9%	42.8%
Non-GAAP Gross Margin	54.2%	53.7%	51.1%			53.2%	50.4%
GAAP Operating Income	$210	$163	$173	28.8%	21.4%	$2,102	$(150)	NM
Operating Income Adjustments (1)	(553)	(572)	(542)			(620)	(2,681)
Non-GAAP Operating Income	$763	$735	$715	3.8%	6.7%	$2,722	$2,531	7.5%
GAAP Operating Margin	8.6%	6.8%	7.1%			22.7%	-1.6%
Non-GAAP Operating Margin	31.1%	30.8%	29.3%			29.4%	26.6%

(1)	For an explanation of GAAP to non-GAAP adjustments, please see “Non-GAAP Financial Measures” on page 3 of this release.

Additional Information for the Fourth Quarter 2017:

•	On October 27, 2016 Qualcomm, Incorporated (NASDAQ: QCOM) and NXP Semiconductors N.V. (NASDAQ: NXPI) announced a definitive agreement, unanimously approved by the boards of directors of both companies, under which Qualcomm will acquire NXP. Under the terms of the definitive agreement, a subsidiary of Qualcomm will commence a tender offer to acquire all the issued and outstanding shares of NXP for $110.00 per share in cash. The tender offer commenced on November 18, 2016.

•	Total gross debt was $6.57 billion, flat on a sequential basis, and down from the $9.19 billion at the end of 2016. Cash was $3.55 billion, an increase from the $3.07 billion in the third quarter, and an increase from the $1.89 billion at the end of 2016. Net debt at the end of the fourth quarter was $3.02 billion, a decline from the $3.49 billion in the third quarter, and decline from $7.29 billion at the end of 2016. Trailing twelve months, adjusted EBITDA was $3.16 billion, an increase from $3.12 billion in the third quarter, and an increase from $2.98 billion at the end of 2016. Financial leverage, defined as net debt divided by trailing twelve months adjusted EBITDA was 0.96x, an improvement from 1.12x in the third quarter, and an improvement from 2.45x reported at the end of 2016.

•	Cash flow from operations was $738 million, an increase from the $643 million in the third quarter. Net capital expenditures on property, plant and equipment was $132 million, a decrease from the $161 million in the third quarter. Non-GAAP free cash flow, defined as cash flow from operations, less net capital expenditures on property, plant and equipment was $606 million, an increase from the $482 million in the third quarter. For the full year 2017, cash flow from operations was $2.45 billion, an increase from the $2.30 billion in 2016. Net capital expenditures on property, plant and equipment was $550 million, an increase from the $388 million in the prior year. Full year non-GAAP free cash flow, defined as cash flow from operations, less net capital expenditures on property, plant and equipment was $1.90 billion, essentially flat versus the prior year.

•	During the fourth quarter NXP repurchased 2.1 million shares for a total cost of $248 million. Weighted average number of diluted shares (after deduction of treasury shares) for the three-month period ended December 31, 2017 was 347 million. Due to the pending acquisition by Qualcomm, NXP has suspended its open market share repurchases. Shares are currently only repurchased in relation to employee equity award transactions.

•	Net cash paid for interest was $81 million in the fourth quarter, and $245 million for the full year 2017.

•	Net cash paid for income taxes related to on-going operations was $12 million, with an additional $65 million paid related to the divestment of the Standard Products business, for a total of $77 million. For the full year 2017, net cash paid for income taxes related to on-going operations was $96 million, with an additional $270 million paid related to the divestment of the Standard Products business, for a total of $366 million

•	NXP’s fourth quarter results reflect an income tax benefit of approximately $747 million because of the U.S. corporate tax reform enacted in December. This primarily relates to the re-measurement of deferred taxes using the new U.S. statutory tax rate and the one-time transition benefit on our unremitted foreign earnings.

•	SSMC, NXP’s consolidated joint-venture wafer fab with TSMC, reported fourth quarter 2017 operating income of $40 million, EBITDA of $52 million and a closing cash balance of $250 million. For the full year 2017, operating income was $146 million, EBITDA of $198 million.

•	NXP combined wafer-fab utilization averaged 91 percent, as compared to 93 percent in the prior quarter, and 92% in the fourth quarter of 2016.

•	Working capital metrics and channel inventory was:

•	Days of inventory held by NXP was 99 days, flat sequentially versus the third quarter;

•	Days payable was 92 days, up 6 days sequentially from the third quarter;

•	Days sales was 33 days a decline of 2 days sequentially from the third quarter;

•	The cash conversion cycle was 40 days, an improvement of 8 days versus the third quarter;

•	Channel inventory held by NXP’s distribution partners was 2.3 months, flat on a sequential basis, and in line with NXPs long-term channel target of 2.5 months, plus or minus a half month.

•	Sales into the distribution channel were up 3 percent sequentially;

•	Sales out of the distribution channel were up 5 percent sequentially.

Supplemental Information ($ millions, unaudited)

	Q4 2017	Q3 2017	Q4 2016	Q-Q	Y-Y	2017	2016	Y-Y
Automotive	$970	$948	$863	2%	12%	$3,762	$3,379	11%
Secure Identificantion Solutions (SIS)	$136	$139	$147	-2%	-7%	$523	$737	-29%
Secure Connected Devices (SCD)	$745	$713	$569	4%	31%	$2,587	$2,146	21%
Secure Interface & Infrastructure (SI&I)	$497	$488	$483	2%	3%	$1,873	$1,824	3%

High Performance Mixed Signal (HPMS)	$2,348	$2,288	$2,062	3%	14%	$8,745	$8,086	8%
Standard Products (STDP)	$—	$—	$323	NM	NM	$118	$1,220	-90%

Product Revenue	$2,348	$2,288	$2,385	3%	-2%	$8,863	$9,306	-5%
Corporate & Other	$108	$99	$55	9%	96%	$393	$192	105%

Total Revenue	$2,456	$2,387	$2,440	3%	1%	$9,256	$9,498	-3%

Guidance and Conference Call

As previously announced, NXP will not hold an earnings call nor provide forward guidance for the first quarter of 2018 due to the pending acquisition of NXP by Qualcomm.

Non-GAAP Financial Measures

In managing NXP’s business on a consolidated basis, management develops an annual operating plan, which is approved by our Board of Directors, using non-GAAP financial measures. In measuring performance against this plan, management considers the actual or potential impacts on these non-GAAP financial measures from actions taken to reduce costs with the goal of increasing our gross margin and operating margin and when assessing appropriate levels of research and development efforts. In addition, management relies upon these non-GAAP financial measures when making decisions about product spending, administrative budgets, and other operating expenses. We believe that these non-GAAP financial measures, when coupled with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Company’s results of operations and the factors and trends affecting NXP’s business. We believe that they enable investors to perform additional comparisons of our operating results, to assess our liquidity and capital position and to analyze financial performance excluding the effect of expenses unrelated to operations, certain non-cash expenses and share-based compensation expense, which may obscure trends in NXP’s underlying performance. This information also enables investors to compare financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management.

These non-GAAP financial measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The presentation of these and other similar items in NXP’s non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent, or unusual. Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled “Financial Reconciliation of GAAP to non-GAAP Results (unaudited).” Please refer to the NXP Historic Financial Model file found on the Financial Information page of the Investor Relations section of our website at www.nxp.com/investor for additional information related to our rationale for using these non-GAAP financial measures, as well as the impact of these measures on the presentation of NXP’s operations.

In addition to providing financial information on a basis consistent with U.S. generally accepted accounting principles (“GAAP”), NXP also provides the following selected financial measures on a non-GAAP basis: (i) Gross profit, (ii) Gross margin, (iii) Research and development, (iv) Selling, general and administrative, (v) Amortization of acquisition-related intangible assets, (vi) Other income, (vii) Operating income (loss), (viii) Operating margin, (ix) Financial Income (expense), (x) EBITDA, adjusted EBITDA and trailing 12 month adjusted EBITDA, and (xi) non-GAAP free cash flow and free cash flow as a percent of Revenue. The non-GAAP information excludes the amortization of acquisition related intangible assets, the purchase accounting effect on inventory and property, plant and equipment, merger related costs (including integration costs), certain items related to divestitures, share-based compensation expense, restructuring and asset impairment charges, non-cash interest expense on convertible notes, extinguishment of debt, changes in the fair value of the warrant liability prior to January 1, 2016 and foreign exchange gains and losses.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ:NXPI) enables secure connections and infrastructure for a smarter world, advancing solutions that make lives easier, better and safer. As the world leader in secure connectivity solutions for embedded applications, NXP is driving innovation in the secure connected vehicle, end-to-end security & privacy and smart connected solutions markets. Built on more than 60 years of combined experience and expertise, the company has over 30,000 employees in more than 30 countries and posted revenue of $9.26 billion in 2017. Find out more at www.nxp.com

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NXP’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects, our ability to complete merger and acquisition related activity including risks and uncertainties associated with the pending offer by Qualcomm River Holdings B.V., a wholly owned subsidiary of QUALCOMM Incorporated, to purchase all of NXP’s outstanding common shares; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know, what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

For further information, please contact:

Investors:	Media:
Jeff Palmer	Jacey Zuniga
jeff.palmer@nxp.com	jacey.zuniga@nxp.com
+1 408 518 5411	+1 512 895 7398

NXP Semiconductors

Table 1: Condensed consolidated statement of operations (unaudited)

($ in millions except share data)	Three Months Ended			Full Year
	December 31, 2017	October 1, 2017	December 31, 2016	2017	2016
Revenue	$2,456	$2,387	$2,440	$9,256	$9,498
Cost of revenue	(1,214)	(1,172)	(1,251)	(4,637)	(5,429)

Gross profit	1,242	1,215	1,189	4,619	4,069
Research and development	(414)	(392)	(362)	(1,554)	(1,560)
Selling, general and administrative	(269)	(292)	(292)	(1,090)	(1,141)
Amortization of acquisition-related intangible assets	(347)	(363)	(363)	(1,448)	(1,527)

Total operating expenses	(1,030)	(1,047)	(1,017)	(4,092)	(4,228)
Other income (expense)	(2)	(5)	1	1,575	9

Operating income (loss)	210	163	173	2,102	(150)
Financial income (expense):
Extinguishment of debt	—	—	—	(41)	(32)
Other financial income (expense)	(79)	(76)	(96)	(325)	(421)

Income (loss) before taxes	131	87	77	1,736	(603)
Benefit (provision) for income taxes	629	30	456	483	851
Results relating to equity-accounted investees	8	6	4	53	11

Net income (loss)	768	123	537	2,272	259
Less: Net income (loss) attributable to non-controlling interests	15	15	17	57	59

Net income (loss) attributable to stockholders	753	108	520	2,215	200
Earnings per share data:
Net income (loss) per common share attributable to stockholders in $:
Basic	$2.20	$0.32	$1.55	$6.54	$0.59
Diluted	$2.17	$0.31	$1.51	$6.41	$0.58
Weighted average number of shares of common stock outstanding during the period (in thousands):
Basic	342,088	338,586	334,768	338,646	338,477
Diluted	347,176	346,152	343,546	345,802	347,607

NXP Semiconductors

Table 2: Condensed consolidated balance sheet (unaudited)

($ in millions)	As of
	December 31, 2017	October 1, 2017	December 31, 2016
Current assets:
Cash and cash equivalents	$3,547	$3,065	$1,894
Accounts receivable, net	879	915	1,033
Assets held for sale	—	—	1,104
Inventories, net	1,236	1,205	1,113
Other current assets	382	321	254

Total current assets	6,044	5,506	5,398
Non-current assets:
Other non-current assets	981	862	962
Property, plant and equipment, net	2,295	2,288	2,352
Identified intangible assets, net	5,863	6,250	7,343
Goodwill	8,866	8,887	8,843

Total non-current assets	18,005	18,287	19,500
Total assets	24,049	23,793	24,898
Current liabilities:
Accounts payable	1,146	1,052	973
Liabilities held for sale	—	—	198
Restructuring liabilities-current	74	79	129
Accrued liabilities	747	818	712
Short-term debt	751	754	421

Total current liabilities	2,718	2,703	2,433
Non-current liabilities:
Long-term debt	5,814	5,802	8,766
Restructuring liabilities	15	20	22
Deferred tax liabilities	701	1,325	1,659
Other non-current liabilities	1,085	954	862

Total non-current liabilities	7,615	8,101	11,309
Non-controlling interests	189	174	221
Stockholders’ equity	13,527	12,815	10,935

Total equity	13,716	12,989	11,156
Total liabilities and equity	24,049	23,793	24,898

NXP Semiconductors

Table 3: Condensed consolidated statement of cash flows (unaudited)

($ in millions)	Three Months Ended			Full Year
	December 31, 2017	October 1, 2017	December 31, 2016	2017	2016
Cash Flows from operating activities
Net income (loss)	$768	$123	$537	$2,272	$259
Adjustments to reconcile net income (loss):
Depreciation and amortization	542	537	530	2,173	2,205
Stock-based compensation	78	68	82	281	338
Excess tax benefits from share-based compensation plans	—	—	—	—	(5)
Amortization of discount on debt	10	10	10	40	34
Amortization of debt issuance costs	3	3	4	12	16
Net (gain) loss on sale of assets	(4)	—	—	(1,615)	(11)
Loss (gain) on extinguishment of debt	—	—	—	41	32
Results relating to equity accounted investees	(8)	(6)	(4)	(22)	(11)
Changes in deferred taxes	(593)	(109)	(469)	(797)	(925)
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	(25)	3	67	31	(51)
(Increase) decrease in inventories	(31)	(24)	24	(120)	568
Increase (decrease) in accounts payable and accrued liabilities	82	36	(39)	225	(156)
Decrease (Increase) in other non-current assets	(92)	(5)	6	(100)	5
Exchange differences	5	8	(3)	30	15
Other items	3	(1)	(8)	(4)	(10)

Net cash provided by (used for) operating activities	738	643	737	2,447	2,303
Cash flows from investing activities:
Purchase of identified intangible assets	(10)	(16)	(25)	(66)	(59)
Capital expenditures on property, plant and equipment	(133)	(162)	(131)	(552)	(389)
Proceeds from disposals of property, plant and equipment	1	1	—	2	1
Purchase of interests in businesses, net of cash acquired	—	—	—	—	(202)
Proceeds from sale of interests in businesses, net of cash divested	—	14	—	2,682	20
Other	7	—	(1)	6	2

Net cash provided by (used for) investing activities	(135)	(163)	(157)	2,072	(627)
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	—	—	—	—	(6)
Amounts drawn under the revolving credit facility	—	—	—	—	200
Repayments under the revolving credit facility	—	—	(200)	—	(200)
Repurchase of long-term debt	—	—	—	(2,728)	(3,295)
Principal payments on long-term debt	(4)	(4)	(9)	(16)	(38)
Proceeds from the issuance of long-term debt	—	—	—	—	3,259
Cash paid for debt issuance costs	—	—	—	—	(26)
Dividends paid to non-controlling interests	—	(89)	—	(89)	(126)
Cash proceeds from exercise of stock options	129	36	25	233	115
Purchase of treasury shares and restricted stock unit withholdings	(248)	(2)	(62)	(286)	(1,280)
Excess tax benefits from share-based compensation plans	—	—	—	—	5

Net cash provided by (used for) financing activities	(123)	(59)	(246)	(2,886)	(1,392)
Effect of changes in exchange rates on cash positions	2	2	(9)	20	(4)

Increase (decrease) in cash and cash equivalents	482	423	325	1,653	280
Cash and cash equivalents at beginning of period	3,065	2,642	1,569	1,894	1,614

Cash and cash equivalents at end of period	3,547	3,065	1,894	3,547	1,894
Net cash paid during the period for:
Interest	81	27	109	245	348
Income taxes	77	114	16	366	67

NXP Semiconductors

Table 4: Reconciliation of GAAP to non-GAAP Segment Results (unaudited)

($ in millions)	Three Months Ended			Full Year
	December 31, 2017	October 1, 2017	December 31, 2016	2017	2016
High Performance Mixed Signal (HPMS)	2,348	2,288	2,062	8,745	8,086
Standard Products	—	—	323	118	1,220

Product Revenue	2,348	2,288	2,385	8,863	9,306
Corporate and Other	108	99	55	393	192

Total Revenue	$2,456	$2,387	$2,440	$9,256	$9,498

HPMS Revenue	$2,348	$2,288	$2,062	$8,745	$8,086
Percent of Total Revenue	95.6%	95.9%	84.5%	94.5%	85.1%
HPMS segment GAAP gross profit	1,228	1,203	1,058	4,527	3,625
PPA effects	(78)	(58)	(59)	(268)	(679)
Restructuring	—	—	1	—	(12)
Stock based compensation	(10)	(7)	(10)	(33)	(42)
Merger-related costs	—	(1)	—	(1)	—

HPMS segment non-GAAP gross profit	$1,316	$1,269	$1,126	$4,829	$4,358

HPMS segment GAAP gross margin	52.3%	52.6%	51.3%	51.8%	44.8%
HPMS segment non-GAAP gross margin	56.0%	55.5%	54.6%	55.2%	53.9%
HPMS segment GAAP operating profit	246	235	124	656	(302)
PPA effects	(430)	(425)	(426)	(1,737)	(2,202)
Restructuring	—	—	1	9	(52)
Stock based compensation	(77)	(67)	(76)	(278)	(313)
Merger-related costs	(3)	(3)	—	(10)	—
Other incidentals	—	—	(1)	—	12

HPMS segment non-GAAP operating profit	$756	$730	$626	$2,672	$2,253

HPMS segment GAAP operating margin	10.5%	10.3%	6.0%	7.5%	-3.7%
HPMS segment non-GAAP operating margin	32.2%	31.9%	30.4%	30.6%	27.9%
Standard Products Revenue	$—	$—	$323	$118	$1,220
Percent of Total Revenue	—	—	13.2%	1.3%	12.8%
Standard Products segment GAAP gross profit	—	—	130	45	437
PPA effects	—	—	—	—	(1)
Restructuring	—	—	(1)	—	(1)
Stock based compensation	—	—	(1)	(1)	(4)
Other incidentals	—	—	13	4	27

Standard Products segment non-GAAP gross profit	$—	$—	$119	$42	$416

Standard Products segment GAAP gross margin	—	—	40.2%	38.1%	35.8%
Standard Products segment non-GAAP gross margin	—	—	36.8%	35.6%	34.1%
Standard Products segment GAAP operating profit	—	—	92	31	268
PPA effects	—	—	1	—	(19)
Restructuring	—	—	—	—	(1)
Stock based compensation	—	—	(6)	(2)	(23)
Other incidentals	—	—	9	4	17

Standard Products segment non-GAAP operating profit	$—	$—	$88	$29	$294

Standard Products segment GAAP operating margin	—	—	28.5%	26.3%	22.0%
Standard Products segment non-GAAP operating margin	—	—	27.2%	24.6%	24.1%
Corporate and Other Revenue	108	$99	$55	$393	$192
Percent of Total Revenue	4.4%	4.1%	2.3%	4.2%	2.1%
Corporate and Other segment GAAP gross profit	14	12	1	47	7
PPA effects	(1)	(1)	(1)	(5)	(6)
Restructuring	—	(1)	(1)	(3)	(5)
Stock based compensation	—	—	(1)	1	(3)
Other incidentals	—	—	1	—	5

Corporate and Other segment non-GAAP gross profit	$15	$14	$3	$54	$16

Corporate and Other segment GAAP gross margin	13.0%	12.1%	1.8%	12.0%	3.6%
Corporate and Other segment non-GAAP gross margin	13.9%	14.1%	5.5%	13.7%	8.3%
Corporate and Other segment GAAP operating profit	(36)	(72)	(43)	1,415	(116)
PPA effects	(1)	(1)	(2)	(5)	(16)
Restructuring	—	(7)	(6)	(10)	(15)
Stock based compensation	(1)	(1)	—	(1)	(2)
Merger-related costs	(29)	(39)	(37)	(129)	(67)
Other incidentals	(12)	(29)	1	1,539	—

Corporate and Other segment non-GAAP operating profit	$7	$5	$1	$21	$(16)

Corporate and Other segment GAAP operating margin	-33.3%	-72.7%	-78.2%	360.1%	-60.4%
Corporate and Other segment non-GAAP operating margin	6.5%	5.1%	1.8%	5.3%	-8.3%

NXP Semiconductors

Table 5: Financial Reconciliation of GAAP to non-GAAP Results (unaudited)

($ in millions except share data)	Three Months Ended			Full Year
	December 31, 2017	October 1, 2017	December 31, 2016	2017	2016
Revenue	$2,456	$2,387	$2,440	$9,256	$9,498
GAAP Gross profit	$1,242	$1,215	$1,189	$4,619	$4,069
PPA effects	(79)	(59)	(60)	(273)	(686)
Restructuring	—	(1)	(1)	(3)	(18)
Stock Based Compensation	(10)	(7)	(12)	(33)	(49)
Merger-related costs	—	(1)	—	(1)	—
Other incidentals	—	—	14	4	32

Non-GAAP Gross profit	$1,331	$1,283	$1,248	$4,925	$4,790

GAAP Gross margin	50.6%	50.9%	48.7%	49.9%	42.8%
Non-GAAP Gross margin	54.2%	53.7%	51.1%	53.2%	50.4%
GAAP Research and development	$(414)	$(392)	$(362)	$(1,554)	$(1,560)
Restructuring	—	—	2	12	(41)
Stock based compensation	(35)	(30)	(32)	(122)	(123)
Merger-related costs	(1)	—	—	(2)	—
Other incidentals	—	—	(1)	—	—

Non-GAAP Research and development	$(378)	$(362)	$(331)	$(1,442)	$(1,396)

GAAP Selling, general and administrative	$(269)	$(292)	$(292)	$(1,090)	$(1,141)
PPA effects	(5)	(4)	(5)	(21)	(21)
Restructuring	—	(6)	(6)	(10)	(9)
Stock based compensation	(33)	(31)	(38)	(126)	(166)
Merger-related costs	(31)	(41)	(37)	(136)	(67)
Other incidentals	(10)	(23)	(3)	(34)	(13)

Non-GAAP Selling, general and administrative	$(190)	$(187)	$(203)	$(763)	$(865)

GAAP amortization of acquisition-related intangible assets	$(347)	$(363)	$(363)	$(1,448)	$(1,527)
PPA effects	(347)	(363)	(363)	(1,448)	(1,527)

Non-GAAP amortization of acquisition-related intangible assets	$—	$—	$—	$—	$—

GAAP Other income (expense)	$(2)	$(5)	$1	$1,575	$9
PPA effects	—	—	1	—	(3)
Other incidentals	(2)	(6)	(1)	1,573	10

Non-GAAP Other income (expense)	$—	$1	$1	$2	$2

GAAP Operating income (loss)	$210	$163	$173	$2,102	$(150)
PPA effects	(431)	(426)	(427)	(1,742)	(2,237)
Restructuring	—	(7)	(5)	(1)	(68)
Stock based compensation	(78)	(68)	(82)	(281)	(338)
Merger-related costs	(32)	(42)	(37)	(139)	(67)
Other incidentals	(12)	(29)	9	1,543	29

Non-GAAP Operating income (loss)	$763	$735	$715	$2,722	$2,531

GAAP Operating margin	8.6%	6.8%	7.1%	22.7%	-1.6%
Non-GAAP Operating margin	31.1%	30.8%	29.3%	29.4%	26.6%
GAAP Financial income (expense)	$(79)	$(76)	$(96)	$(366)	$(453)
PPA effects	—	—	—	—	6
Non-cash interest expense on convertible notes	(10)	(11)	(9)	(41)	(40)
Foreign exchange gain (loss)	(3)	(5)	(2)	(16)	(15)
Extinguishment on debt	—	—	—	(41)	(32)
Other financial expense	(11)	(3)	(6)	(22)	(25)

Non-GAAP Financial income (expense)	$(55)	$(57)	$(79)	$(246)	$(347)

NXP Semiconductors

Table 6: Adjusted EBITDA and Free Cash Flow (unaudited)

($ in millions)	Three Months Ended			Full Year
	December 31, 2017	October 1, 2017	December 31, 2016	2017	2016
Net Income (loss)	$768	$123	$537	$2,272	$259

Reconciling items to EBITDA
Financial (income) expense	79	76	96	366	453
(Benefit) provision for income taxes	(629)	(30)	(456)	(483)	(851)
Depreciation	145	157	149	611	609
Amortization	397	380	381	1,562	1,596

EBITDA	$760	$706	$707	$4,328	$2,066

Reconciling items to adjusted EBITDA
Results of equity-accounted investees	(8)	(6)	(4)	(53)	(11)
Purchase accounting effect on inventory	—	—	—	—	448
Restructuring 1)	—	7	5	1	67
Stock based compensation	78	68	82	281	338
Merger-related costs	32	42	37	139	67
Other incidental items 1)	12	29	6	(1,539)	6

Adjusted EBITDA	$874	$846	$833	$3,157	$2,981

Trailing twelve month adjusted EBITDA	$3,157	$3,116	$2,981	$3,157	$2,981

1) Excluding depreciation property, plant and equipment and amortization of software related to:

Restructuring	—	—	—	—	1
Other incidental items	—	—	(15)	(4)	(35)

($ in millions)	Three Months Ended			Full Year
	December 31, 2017	October 1, 2017	December 31, 2016	2017	2016
Net cash provided by (used for) operating activities	$738	$643	$737	$2,447	$2,303

Net capital expenditures on property, plant and equipment	(132)	(161)	(131)	(550)	(388)

Non-GAAP free cash flow	$606	$482	$606	$1,897	$1,915
Non-GAAP free cash flow as a percent of Revenue	25%	20%	25%	21%	20%